MRC Global Inc.

1301 McKinney Street, Suite 2300

Houston, Texas 77010

BY EDGAR SUBMISSION

March 27, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Christina Chalk

Laura McKenzie

Re:	MRC GLOBAL INC.

PRE 14A filed March 15, 2024

File No. 001-35479

Dear Ms. Chalk and Ms. McKenzie:

Below please find our response to the comments set forth in a letter dated March 25, 2024 (the “Letter”), from the Division of Corporation Finance Office of Mergers & Acquisitions (the “Office”) of the Securities and Exchange Commission (the “Commission”) relating to MRC Global’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). References to the “Company,” “MRC Global,” “we,” “us” or “our” in this letter refer to MRC Global Inc. Capitalized terms that are not otherwise defined herein have the meanings set forth in the Revised Proxy Statement (defined below).

The Company has filed today a revised preliminary proxy statement (the “Revised Proxy Statement”) that revises certain disclosures included in the Preliminary Proxy Statement.

For your convenience, we have reproduced the Office’s comments in bold and have supplied our responses immediately below each question. Page references in the responses are to the Revised Proxy Statement.

PRE 14A filed March 15, 2024

Governance Highlights, page 9

1.

We note your disclosure that “[a]ll directors are elected annually based on a plurality of the votes cast in uncontested elections.” However, this appears to conflict with disclosure elsewhere in the preliminary proxy statement (e.g., on page 32) regarding the director designated by the holder of the Company’s preferred stock. Please revise or advise.

We revised our disclosure in the Revised Proxy Statement so as to disclose that all directors are elected annually based on a plurality of the votes cast in uncontested elections, other than the director designated by the holders of the Company’s Series A Convertible Perpetual Preferred Stock (the “Preferred Stock”). Additionally, we included by cross-reference an explanation of the method of appointing the director designated by the holders of the Preferred Stock.

Ms. Laura McKenzie and Ms. Christina Chalk

March 26, 2024

Deadlines for Submitting Stockholder Proposals for 2025 Annual Meeting of Stockholders, page 14

2.

Please confirm that your disclosure complies with the requirement to advise shareholders of the deadline for timely submission of dissident nominees for next year’s annual meeting. See Rule 14a-5(e)(4) and CDI 139.03 under “Proxy Rules and Schedule 14A, available on our Web site at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi.

We confirm that the disclosure contained in Revised Proxy Statement complies with the requirement to advise shareholders of the deadline for timely submission of dissident nominees for the Company’s 2025 annual meeting. For your reference and information, we note that the deadline for a timely submission of dissident nominees by our shareholders as provided by Section 10(a)(ii) of our bylaws is (i) not earlier than the close of business on the 120th day and (ii) not later than the close of business of the 90th day prior to the anniversary of the preceding year’s annual meeting, which deadline is earlier than the deadline of 60 calendar days before the anniversary of the prior year’s annual meeting required pursuant to Rule 14a-19.

We note that, as provided for in CDI 139.03, when the registrant’s advance notice bylaw provision requires earlier notice than Rule 14a-19(b)(1), then the registrant disclosing only the earlier advance notice bylaw deadline satisfies Rule 14a-5(e)(4). Further, we note that the Revised Proxy Statement includes brackets for these dates as we have not yet announced the date of our 2024 annual meeting. The brackets will be replaced by dates that reflect the 120th day and 90th day before the first anniversary of the 2024 annual meeting in the definitive proxy statement.

If I hold shares in street name, does my broker need instructions to vote my shares?, page 17

3.

We note the following disclosure on page 17: “Under rules of the New York Stock Exchange (the “NYSE”), if you hold shares of stock in street name and do not submit specific voting instructions to your brokers, banks or other nominees, they generally will have discretion to vote your shares on routine matters such as Proposal III but will not have the discretion to vote your shares on non-routine matters, such as Proposals I, II and IV.” However, it is our understanding that brokers, banks and other fiduciaries do not discretion to vote on ANY matter if they are solicited by the dissident. Please revise or advise.

We revised the disclosure on page 17 of the Revised Proxy Statement so as to clarify that brokers, banks and other fiduciaries do not have discretion to vote on any matter if such matters are solicited by a dissident shareholder through competing proxy materials.

Ms. Laura McKenzie and Ms. Christina Chalk

March 26, 2024

Who is paying for this proxy solicitation?, page 21

4.	Please revise to fill in the blanks regarding approximate expected solicitation costs and such costs incurred to date.

The expected solicitation costs and such costs incurred to date will be included in our definitive proxy statement.

Certain Information Regarding Nominees, page 35

5.

Please revise to include principal occupations and employment during the past five years for each nominee. See Item 7(b) of Schedule 14A and Item 401(e)(1) of Regulation S-K. For example, there appears to be no employment information for Ms. Adams more recently than 2016 or for Mr. Damiris more recently than 2019.

We revised the employment information for Ms. Adams and Mr. Damiris in the Revised Proxy Statement so as to clarify that, other than service as a director, each has been retired since their respective dates of retirement.

General

6.	Because this is a contested solicitation, the correct EDGAR tag is “PREC14A” rather than “PRE 14A.” Please correct in future filings.

We acknowledge the Office’s comment and will use the correct EDGAR tag in future filings.

7.

Please provide the information required by Rule 14a-16(d), including the Web site (other than the Commission’s Web site) where the Company’s soliciting materials may be found. While we note the reference to a site at www.viewourmaterials/mrc, it is not clear from your disclosure that all of your proxy materials are available there.

We revised the disclosure in the “Notice of 2024 Virtual Annual Meeting of Stockholders” section of the Revised Proxy Statement so as to clarify that all of the Company’s current soliciting materials are available, and all future soliciting materials will be made available, at www.viewourmaterials/mrc.

8.

We note your disclosure in the proxy statement and the letter to shareholders that Engine Capital “intends to nominate” directors for election at the Annual Meeting. Please update your proxy disclosure to reflect that such nominations have occurred.

We revised the disclosure in the Revised Proxy Statement so as to reflect that such nominations were made.

9.	Please revise to include the information required under Item 405 of Regulation S-K. See Item 7(b) of Schedule 14A.

Please be advised that no information pursuant to Item 405 of Regulation S-K is required to be disclosed in the Revised Proxy Statement. Accordingly, we have excluded a related heading per Instruction 1 to Item 405 of Regulation S-K.

Ms. Laura McKenzie and Ms. Christina Chalk

March 26, 2024

10.	Please provide the information required under Item 408(b) of Regulation S-K. See Item 7(b) of Schedule 14A.

As we discussed in our phone call with the Office, and in accordance with the guidance of the Commission’s staff, we intend to include such information in the definitive proxy statement that will be incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

* * * * *

If you have any questions regarding this letter, please contact me at dan.churay@mrcglobal.com.

Sincerely,

/s/ Daniel J. Churay

Daniel J. Churay

Executive Vice President – Corporate Affairs,

General Counsel and Corporate Secretary

cc: Kerry E. Berchem, Akin Gump Strauss Hauer & Feld LLP

John P. Clayton, Akin Gump Strauss Hauer & Feld LLP